Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)

Condensed Consolidated Interim Financial Statements (unaudited)
For the three months ended November 30, 2013

Filed: January 10, 2014

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of Canadian dollars)

	November 30, 2013	August 31, 2013

ASSETS
Current
Cash and cash equivalents	$79,922	$111,784
Amounts receivable (Note 4)	3,166	6,931
Prepaid expenses	404	490
Total current assets	83,492	119,205
Restricted cash (Note 5 (a(i)))	-	10,155
Other assets (Note 5 (a(i)))	2,908	2,023
Performance bonds Note 5 (a(ii)))	4,598	3,433
Exploration and evaluation assets (Note 6)	24,600	22,447
Property, plant and equipment (Note 5)	270,848	232,717
Total assets	$386,446	$389,980

LIABILITIES
Current
Accounts payable and accrued liabilities	$18,130	$25,057
Total current liabilities	18,130	25,057

Deferred income taxes	12,023	11,908
Asset retirement obligation	1,453	1,407
Total liabilities	31,606	38,372

SHAREHOLDERS’ EQUITY
Share capital (Note 7)	425,316	425,435
Contributed surplus	18,593	18,593
Accumulated other comprehensive loss	(58,720)	(61,481)
Deficit	(89,931)	(85,349)
Total shareholders’ equity attributable to
shareholders of Platinum Group Metals Ltd.	295,258	297,198

Non-controlling interest (Note 5 (a(i)))	59,582	54,410
Total shareholders’ equity	354,840	351,608
Total liabilities and shareholders’ equity	$386,446	$389,980

CONTINGENCIES AND COMMITMENTS (NOTE 9)
SUBSEQUENT EVENTS (NOTE 12)

Approved by the Board of Directors and authorized for issue on January 10, 2014

“Iain McLean”
Iain McLean, Director

“Eric Carlson”
Eric Carlson, Director

See accompanying notes to the consolidated financial statements	2

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of (Loss) and Comprehensive Income (Loss)
(Unaudited – in thousands of Canadian dollars, except share data)

For the three months ended November 30,	2013	2012

EXPENSES
General and administrative	1,399	782
Foreign exchange (gain) loss	(887)	213
Stock compensation expense	-	1,163
Write-down of exploration and evaluation assets	-	143
	(512)	(2,301)

Finance income	976	586
Income (Loss) for the period	464	(1,715)

Other comprehensive income (loss)
Foreign currency translation adjustment	2,887	(10,150)

Comprehensive income (loss) for the period	3,351	(11,865)

Income (Loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	447	(1,823)
Non-controlling interests	17	108
	$464	$(1,715)

Comprehensive income (loss) attributable to:
Shareholders of Platinum Group Metals Ltd.	3,208	(11,287)
Non-controlling interests	143	(578)
	$3,351	$(11,865)

Basic and diluted income (loss) per common share	$0.00	$(0.01)

Weighted average number of common shares outstanding:
Basic and diluted	402,759,542	177,584,542

See accompanying notes to the consolidated financial statements	3

PLATINUMGROUP METALSLTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited – in thousands of Canadian dollars, except share data)

				Accumulated		Attributable to
	# of			Other		Shareholders	Non-
	Common	Share	Contributed	Comprehensive		of the Parent	Controlling
	Shares	Capital	Surplus	Income (loss)	Deficit	Company	Interest	Total
Balance, August 31, 2012	177,584,542	$256,312	$16,934	$(36,521)	$(55,318)	$181,407	$39,683	$221,090
Stock based compensation	-	-	1,669	-	-	1,669	-	1,669
Share issuance costs	-	(519)	-	-	-	(519)	-	(519)
Funding of non-controlling interest	-	-	-	-	(1,877)	(1,877)	1,877	-
Foreign currency translation adjustment	-	-	-	(9,464)	-	(9,464)	(686)	(10,150)
Net loss for the period	-	-	-	-	(1,823)	(1,823)	108	(1,715)
Balance, November 30, 2012	177,584,542	255,793	18,603	(45,985)	(59,018)	169,393	40,982	210,375
Stock based compensation	-	-	65	-	-	65	-	65
Share issuance - financing	225,000,000	180,000	-	-	-	180,000	-	180,000
Share issuance costs	-	(10,624)	-	-	-	(10,624)	-	(10,624)
Issued upon exercise of options	175,000	266	(75)	-	-	191	-	191
Funding of non-controlling interest	-	-	-	-	(15,785)	(15,785)	15,785	-
Foreign currency translation	-	-	-	(15,496)	-	(15,496)	(2,552)	(18,048)
Net loss for the period	-	-	-	-	(10,546)	(10,546)	195	(10,351)
Balance, August 31, 2013	402,759,542	425,435	18,593	(61,481)	(85,349)	297,198	54,410	351,608
Share issue costs	-	(119)	-	-	-	(119)	-	(119)
Funding of non-controlling interest	-	-	-	-	(5,029)	(5,029)	5,029	-
Foreign currency translation	-	-	-	2,761	-	2,761	126	2,887
Net loss for the period	-	-	-	-	447	447	17	464
Balance, November 30, 2013	402,759,542	$425,316	$18,593	$(58,720)	$(89,931)	$295,258	$59,582	$354,840

See accompanying notes to the consolidated financial statements	4

PLATINUM GROUP METALS LTD.
(An exploration and development stage company)
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited – in thousands of Canadian dollars)

For the three months ended November 30,	2013	2012

OPERATING ACTIVITIES
Income (Loss) for the period	$464	$(1,823)

Add items not affecting cash:
Depreciation	116	67
Foreign exchange (gain) loss	(852)	213
Write down of exploration and evaluation assets	-	143
Stock compensation expense	-	1,163
Net change in non-cash working capital (Note 10)	50	2,801
	(222)	2,564

FINANCING ACTIVITIES
Share issuance costs	-	(519)
	-	(519)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(43,777)	(9,016)
Exploration expenditures, net of recoveries	(1,446)	(2,125)
South African VAT	3,525	(198)
Performance bonds	(1,125)	(1,342)
Restricted cash	10,272	1,841
	(32,551)	(10,840)

Net decrease in cash and cash equivalents	(32,773)	(8,795)
Effect of foreign exchange on cash and cash equivalents	911	(656)
Cash and cash equivalents, beginning of period	111,784	17,665

Cash and cash equivalents, end of period	$79,922	$8,214

See accompanying notes to the consolidated financial statements	5

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

1.        NATURE OF OPERATIONS AND LIQUIDITY

Platinum Group Metals Ltd. (the “Company”) is a British Columbia, Canada, company amalgamated on February 18, 2002. The Company’s shares are publicly listed on the Toronto Stock Exchange in Canada and the NYSE MKT LLC in the United States. The Company’s address is Suite 788-550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreements in Canada and the Republic of South Africa. The Company is currently developing the Project 1 platinum mine in South Africa, in which it held a 74% working interest as of August 31, 2013 and currently holds a right to acquire a 77.55% working interest. This working interest may, subject to the arbitration discussed below, increase further to 78.98% . A formal Mining Right was granted for the project on April 4, 2012 by the Government of South Africa.

These financial statements include the accounts of the Company and its subsidiaries. The Company’s subsidiaries are as follows:

Platinum Group Metals (RSA) (Pty) Ltd. - Johannesburg, RSA (100% ownership)
Maseve Investments 11 (Pty) Ltd. - Johannesburg, RSA (74% ownership)
Wesplats Holdings (Pty) Limited - Johannesburg, RSA (100% ownership)
Platinum Group Metals (Barbados) Ltd., Barbados (100% ownership)
Mnombo Wethu Consultants (Pty) Limited. – Johannesburg, RSA (49.9% ownership)

Prior to October 18, 2013 the Company was working with a syndicate of international financial institutions (the “Lenders”) to complete a USD $260 million senior loan facility for the Project 1 platinum mine. Negotiations had advanced through detailed technical, financial and legal due diligence. Credit committee approval by the Lenders was announced on December 6, 2012. Closing and draw down of the loan facility would have been subject to the negotiation and execution of definitive documentation and satisfaction of conditions precedent. The Company would have been required to fund its 74% share of Project 1 funding over and above that which would have been provided by the senior loan facility.

On October 18, 2013 the Company’s Black Economic Empowerment (“BEE”) partner, Africa Wide Mineral Prospecting and Exploration (Pty) Ltd. (“Africa Wide”), a subsidiary of Wesizwe Platinum Ltd. which held a 26% interest in Project 1 through the operating company Maseve Investments 11 (PTY.) Ltd. (“Maseve”), informed the Company that it would not be funding its approximately USD $21.8 million share of a six month budget and cash call unanimously approved by the board of directors of Maseve. Africa Wide was also to be a guarantor and obligor under the above mentioned senior loan facility.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg joint venture and Waterberg Extension (defined herein). On November 8, 2013 the Company entered into a new mandate letter with three of the four Lenders for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up to Africa Wide’s announcement on October 18, 2013.

Subsequent to period end the Company closed a $175 million equity financing for 148.5 million shares at a price of $1.18 per share.

The closing and draw down of the new senior loan facility remains subject to finalization of a facility agreement and a number of conditions in the new mandate letter, including financial and continued technical due diligence of the Company and the receipt of necessary regulatory approvals for the sale of Africa Wide’s diluted interest in Maseve to a qualified BEE entity. The new senior loan facility under the terms and conditions of the new mandate letter will replace the previously proposed senior loan facility and will not rely on Africa Wide to provide any covenants, guarantees or consents. Although Africa Wide has the right to participate in future cash calls relative to their percentage holding in Maseve, the Company anticipates that Africa Wide will not participate in future cash calls and that the Company and any new BEE partner will be responsible for all required additional equity to fund the construction of Project 1 as well as a cost overrun account under a new senior loan facility.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

There is no certainty that the Company will be able to successfully complete the new senior loan facility described above. Failure by the Company to complete a senior loan facility or alternative financing for Project 1, or to provide its share of required funding, may result in the delay or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests. Estimated break fees that would be payable to contractors and suppliers for the Project 1 platinum mine in the event of an orderly cessation of work are estimated at $31,555 (Note 9).

2.        BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, “Interim Financial Reporting”. The consolidated financial statements have been prepared under the historical cost convention.

These unaudited condensed consolidated interim financial statements follow the same accounting policies and methods of application as the audited annual consolidated financial statements of the Company for the year ended August 31, 2013. These unaudited condensed consolidated interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statemenvts for the year ended August 31, 2013.

The consolidated financial statements are presented in Canadian dollars.

3.        SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same significant accounting principles as those outlined in the notes to the annual financial statements for the year ended August 31, 2013.

The Company has not disclosed the fair value of accounts receivable, accounts payable, cash and cash equivalent, restricted cash and performance bonds because the carrying values approximate fair value as permitted by IFRS 7 therefore no IFRS 13 disclosures are required. The Company does not have any non-financial assets measured on a recurring basis. After considering its compliance with the disclosure requirements of IFRS 13 the Company concluded that further disclosures were not necessary to meet the disclosure objectives of the standard.

4.        AMOUNTS RECEIVABLE

	November 30, 2013	August 31, 2013
South African VAT	$2,399	$5,713
Other receivables	295	458
Interest	73	287
Expenditure advances	-	142
Canadian sales tax	65	73
Due from related parties (Note 8)	334	258
	$3,166	$6,931

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

5.        PROPERTY, PLANT AND EQUIPMENT

	Development	Construction			Office	Mining
	assets	work-in-progress	Land	Buildings	Equipment	Equipment	Total
COST
Balance, August 31, 2012	$137,593	$3,694	$14,770	$3,934	$948	$7,327	$168,266
Additions	42,041	26,168	-	-	823	21,332	90,364
Foreign exchange movement	(16,635)	(462)	(1,846)	(492)	(58)	(915)	(20,408)
Balance, August 31, 2013	162,999	29,400	12,924	3,442	1,713	27,744	238,222
Additions	17,688	13,674	-	-	67	3,584	35,013
Foreign exchange movement	1,844	343	150	40	8	323	2,708
Balance, November 30, 2013	$182,531	$43,417	$13,074	$3,482	$1,788	$31,651	$275,943

ACCUMULATED DEPRECIATION
Balance, August 31, 2012	-	-	-	223	708	428	1,359
Additions	-	-	-	179	157	2,034	2,370
Foreign exchange movement	-	-	-	(28)	(43)	(53)	(124)
Balance, August 31, 2013	-	-	-	374	822	2,409	3,605
Additions	-	-	-	45	67	1,342	1,454
Foreign exchange movement	-	-	-	4	4	28	36
Balance, November 30, 2013	$-	$-	$-	$423	$893	$3,779	$5,095

Net book value, August 31, 2013	$162,999	$29,400	$12,924	$3,068	$891	$25,335	$234,617

Net book value, November 30, 2013	$182,531	$43,417	$13,074	$3,059	$895	$27,872	$270,848

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

a)        Project 1

Project 1, is located in the Western Bushveld region of South Africa and is currently in development. Project 1 is classified as development assets and construction in progress in Property, Plant and Equipment.

i.	Ownership of Project 1

Under the terms of a reorganization executed on April 22, 2010 the Company acquired a 74% interest in Projects 1 and 3 of the former Western Bushveld Joint Venture through its holdings in Maseve, while the remaining 26% was acquired by Africa Wide (a 100% owned subsidiary of Wesizwe Platinum Ltd.). In consideration for the Company increasing its holdings to 74%, the Company paid subscription funds into Maseve, creating an escrow fund for application towards Africa Wide’s 26% share of capital requirements. These funds were classified as restricted cash. As of November 30, 2013, the balance of restricted cash is $0 ($10,155 – August 31, 2013). For every $74 that was spent by the Company on project requirements, a further $26 was removed from the restricted cash to cover Africa Wide’s share of such costs until the restricted cash was depleted in November 2013. No work was carried out on Project 3 during the period.

The Company consolidated the financial statements of Maseve from the effective date of the reorganization. The portion of Maseve not owned by the Company, calculated at $56,449 at November 30, 2013 ($51,386 – August 31, 2013), is accounted for as a non-controlling interest.

On October 18, 2013 the 26% partner in the Project 1 platinum mine, Africa Wide, informed the Company that they would not be funding their share of a budget and cash call unanimously approved by the board of directors of the Project 1 operating company Maseve. Africa Wide was also to provide their 26% share of a cost overrun facility and working capital, as well as be a guarantor and obligor, to a planned USD $260 million senior loan facility.

Subsequent to October 18, 2013 the Company began working with the Lenders to restructure a loan facility for Project 1 wherein the Company will be required to guarantee the obligations of Maseve by a pledge of its interests in the capital of Maseve and its interests in the Waterberg JV and the Waterberg Extension. On November 11, 2013 the Company announced that a new mandate with three of the four Lenders had been entered into for a new USD $195 million senior loan facility for the Project 1 platinum mine. The new mandate will build on the work and due diligence towards a senior loan facility agreement that was achieved up until October 18, 2013. All costs directly related to the senior loan facility and the new mandate letter are included in other non-current assets.

As a result of the failure of Africa Wide to fund their share of the above mentioned cash call, and as determined in accordance with the dilution provisions of the Maseve Shareholder’s Agreement, the Company has calculated that once it has paid its 74% share of the approved cash call into Maseve, Africa Wide will be diluted by 4.98% to a holding in Maseve of 21.02%. Africa Wide has instead calculated its dilution at 3.55%, reducing their shareholding, in their opinion, to 22.45%. At meetings of the shareholders and then of the board of directors of Maseve held on November 11, 2013 resolutions were unanimously approved to dilute Africa Wide by 3.55% with the possible further dilution of 1.43% sent to arbitration for determination according to the terms of the Maseve Shareholder’s Agreement. As this was a cash call on a six month forward budget, the Company had not paid the full cash call amount at period end and therefore no dilution has occurred, although such dilution is expected to occur in the second fiscal quarter.

As Africa Wide is the Company’s BEE partner for Project 1, and legislation and regulations in South Africa require a 26% equity stake in Mining Rights of good standing, the Company immediately advised the DMR of Africa Wide’s decision and the dilution implications as a result thereof. The DMR has provided the Company with assurance that it will apply the provisions of the Minerals and Petroleum Development Act 28 of 2002 related to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. The Company is working on a plan to sell the diluted percentage interest in Maseve previously held by Africa Wide into another bona fide BEE holding company. The Company is currently considering Mnombo as the BEE company for such transaction. The Company currently owns 49.9% of the issued and outstanding shares of Mnombo and Mnombo acts as the Company’s BEE partner in respect of their Waterberg JV Project and the Waterberg Extension Project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

ii.	Other financial information - Project 1

At November 30, 2013 the Company had $4,598 posted in cash for environmental performance and other guarantees in South Africa, of which approximately $4,474 relates to Project 1 ($3,433 – August 31, 2013). By agreement in October 2012 a third party insurer posted a bond in the amount of $6,008 (R58.5 million) to the credit of the Department of Mineral Resources (“DMR”) in satisfaction of the Company’s environmental guarantee specific to its Project 1 Mining Right. Subsequent to the posting of the bond the DMR released $6,008 (R58.5 million) to the Company from funds previously deposited. The Company then deposited $1,232 (R12 million) with The Standard Bank of South Africa against its environmental guarantee obligation and will make further annual deposits of approximately $1,232 (R12 million) per annum until the full amount of the Project 1 environmental guarantee is again on deposit and the third party bond arrangement will be wound up, or renewed at the Company’s election. Interest on deposits will accrue to the Company. The Company will pay an annual fee of approximately $61 (R600,000) to the insurer as compensation.

6.        EXPLORATION AND EVALUATION ASSETS

The Company has exploration projects in Canada and South Africa. The total capitalized exploration and evaluation expenditures are as follows:

	South Africa	Canada	Total
Balance, August 31, 2013	$17,194	$5,253	$22,447
Additions	2,228	14	2,242
Recoveries	(311)	-	(311)
Foreign exchange movement	222	-	222

Balance, November 30, 2013	$19,333	$5,267	$24,600

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

REPUBLIC OF SOUTH AFRICA

	November 30, 2013	August 31, 2013

Project 3 – see Note 5(a)	$3,229	$3,192

Waterberg
Acquisition costs	16	16
Exploration and evaluation costs	21,526	20,447
Recoveries	(9,257)	(8,843)
	12,285	11,620

Waterberg Extentsion
Acquisition costs	22	-
Exploration and evaluation costs	1,731	347
	1,753	347

Warsprings
Acquisition costs	130	127
Exploration and evaluation costs	3,425	3,386
Recoveries	(2,133)	(2,112)
	1,422	1,401

Tweespalk
Acquisition costs	74	72
Exploration and evaluation costs	648	641
Recoveries	(161)	(160)
	561	553

Other
Acquisition costs	8	8
Exploration and evaluation costs	1,100	1,084
Recoveries	(1,025)	(1,011)
	83	81

Total South Africa Exploration	$19,333	$17,194

Waterberg JV

The Waterberg joint venture (“Waterberg JV”) property is located due north of the town of Mokopane (formerly Potgietersrus). The property consists of a registered new order prospecting right granted by the Government of South Africa in 2009 and which expired on September 1, 2012. An application for a three year renewal together with the required supporting documentation was filed with the DMR on time and duly acknowledged by the Regional Manager for Limpopo. The holder of a prospecting right may file an application for conversion of a current prospecting right into a mining right.

During 2012 the Company made application to the DMR to acquire three additional prospecting rights adjacent to the West (1 farm for 39km2), North (1 farm for 63km2) and East (1 farm for 16km2) of the existing Waterberg JV property. In January 2013 the area under the new application to the east was added into the existing prospecting right by way of a Section 102 legal amendment. The prospecting rights to the farms to the west and north were officially granted by the DMR subsequent to August 31, 2013.

In October 2009, PTM RSA entered into an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Limited (“Mnombo”) whereby JOGMEC could earn up to a 37% interest in the Waterberg JV for an optional work commitment of USD $3.2 million over 4 years, while at the same time Mnombo was required to match JOGMEC's expenditures on a 26/74 basis (USD $1.12 million). Under the terms of the October 2009 agreement the Company would retain a 37% share in the newly created Waterberg JV while Mnombo, a Black Economic Empowerment (“BEE”) partner, would earn the remaining 26% share.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of joint venture costs until the completion of a feasibility study. When combined with the Company's 37% direct interest in the Waterberg JV (after the JOGMEC earn-in), the 12.974% indirect interest acquired through Mnombo brings the Company's effective project interest to 49.974% .

In April 2012, JOGMEC completed its USD $3.2 million earn in requirement. Following JOGMEC’s earn in the Company funded Mnombo’s USD $1.12 million share of costs and the earn-in phase of the joint venture ended in May 2012. Since then and up to November 30, 2013 an additional USD $19.4 million has been spent on the joint venture. The Company has funded the Company’s and Mnombo’s combined 63% share of this work for a cost of USD $12.2 million with the remaining USD $7.17 million funded by JOGMEC. As of November 30, 2013 an amount of USD $0.5 million in advances against its 37% forward share of approved joint venture work to be completed in fiscal 2014 is owed to JOGMEC.

Waterberg Extension

During 2012 the Company also applied to the DMR for further prospecting rights adjacent to the North and East of the existing Waterberg JV property (the “Waterberg Extension”). These extension area applications are not included in the existing Waterberg JV property. Upon grant by the DMR of the new prospecting license the Company would hold a direct 74% interest and Mnombo would hold a 26% interest, leaving the Company with an 86.974% effective interest. Prospecting licenses covering 489km2 of the applied for Waterberg Extension area were officially granted by the DMR during the current period and exploration drilling on these rights commenced in October 2013 and is continuing. Permission to explore on several additional farms within the extension area is pending final approval by the DMR.

War Springs and Tweespalk

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex, north of Johannesburg. The Company can settle the vendors’ residual interests in these mineral rights at any time for USD $690 per hectare. The Company pays annual prospecting fees to the vendors of USD $3.25 per hectare. The vendors retain a 1% Net Smelter Return Royalty (“NSR”) on the property, subject to the Company’s right to purchase the NSR at any time for USD $1,400.

BEE groups Africa Wide and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

No work was carried out on the War Springs or Tweespalk properties during the period. The Company is considering future exploration programs or a possible sale of the project.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

CANADA

	November 30, 2013	August 31, 2013

Ontario
Acquisition costs	$594	$594
Exploration and evaluation costs	2,803	2,795
	3,397	3,389

Providence, Northwest Territories
Acquisition costs	106	106
Exploration and evaluation costs	1,690	1,686
	1,796	1,792

Labrador
Acquisition costs	51	51
Exploration and evaluation costs	12	10
	63	61

Newfoundland
Acquisition costs	11	11

Total Canada Exploration	$5,267	$5,253

Thunder Bay, Ontario

The Company maintains a mineral rights position in the Lac Des Iles area north of Thunder Bay, Ontario. The core long term holdings in the Lac Des Iles area consist of the 8 claim Shelby Lake and South Legris properties. These 8 claims are subject to 1.0% and 2.0% NSR, which the Company may buy back. Land holdings by the Company within the Thunder Bay Mining District at November 30, 2013 and to date total 276km2 .

Providence, Northwest Territories

In September 2011, the Company purchased the Providence Nickel, Copper, Cobalt and Platinum Group Metals property located in the Northwest Territories from Arctic Star Exploration Corp. for a payment of $50 and a 1.0% NSR royalty. The claims that comprise the Providence property have been brought to lease. The application for lease was submitted in 2011 with the final lease grant approved in June 2013. To date the first second and third year lease payments and application fees have been paid. Total acquisition costs were $106. As of November 30, 2013, the Company has spent $1,690 ($1,686 – August 31, 2013) toward exploration on the property.

Newfoundland and Labrador

On August 9, 2013, the Company entered into an option agreement with Benton Resources Corp. on the Mealy Lake Property in southwestern Labrador. The deal consists of a one-time cash payment made by the Company of $51 on signing and $2,400 in exploration expenditures to be made over four years to earn a 71% interest in the property.

In addition to the Mealy Lake Project, the Company also staked the Atikonak Property in southwestern Labrador to a total acquisition cost of $11.

Title to mineral properties

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

7.	SHARE CAPITAL

(a)	Authorized

Unlimited common shares without par value.

(b)	Issued and outstanding

At November 30, 2013, there were 402,759,542 shares outstanding.

(c)	Incentive stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) under the terms of its stock option plan with directors, officers, consultants and employees. Under the terms of the Agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of grant. Stock options granted to certain employees, directors and officers of the Company are subject to vesting provisions, while others vest immediately. The following tables summarize the Company’s outstanding stock options:

		Average
	Number of Shares	Exercise Price

Options outstanding at August 31, 2012	13,759,500	$1.91
Granted	3,809,000	0.93
Exercised	(175,000)	1.05
Expired	(800,000)	4.35
Cancelled	(785,000)	1.53
Options outstanding at August 31, 2013	15,808,500	1.58
Expired	(992,000)	1.60
Options outstanding at November 30, 2013	14,816,500	$1.58

Number
Outstanding and		Average Remaining
Exercisable at		Contractual Life
November 30, 2013	Exercise Price	(Years)
3,324,000	$ 0.96	3.77
25,000	1.00	3.57
35,000	1.03	3.90
100,000	1.05	4.50
100,000	1.20	3.10
3,559,000	1.30	2.96
75,000	1.38	3.22
992,000	1.40	0.75
25,000	1.60	0.07
3,739,000	2.05	2.43
2,392,500	2.10	1.99
50,000	2.20	2.02
250,000	2.36	0.10
100,000	2.41	0.21
50,000	2.57	2.10
14,816,500		2.64

The stock options outstanding have an intrinsic value of $1,753 at November 30, 2013.

During the three months ended November 30, 2013, the Company granted no stock options

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

(3,674,000 – November 30, 2012). The Company recorded $nil compensation expense ($1,669 ($1,163 expensed and $506 capitalized to mineral properties) – November 30, 2012).

The Company uses the Black-Scholes model to determine the grant date fair value of stock options granted. The following weighted average assumptions were used in valuing stock options granted during the three months ended November 30, 2012:

Three months ended	November 30, 2012
Risk-free interest rate	1.34%
Expected life of options	3.5
Annualized volatility	64%
Forfeiture rate	3%
Dividend rate	0.00%

8.        RELATED PARTY TRANSACTIONS

Transactions with related parties are as follows:

(a)	During the three months ended November 30, 2013, $145 ($26 – November 30, 2012) was paid to independent directors for directors’ fees and services.

(b)

During the three months ended November 30, 2013, the Company accrued or received payments of $26 ($26 – November 30, 2012) from West Kirkland Mining Inc. (“WKM”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $121 ($112 – November 30, 2012) due from WKM.

(c)

During the three months ended November 30, 2013, the Company accrued or received payments of $15 ($28 – November 30, 2012) from Nextraction Energy Corp. (“NE”), a company with three directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $185 ($63 – November 30, 2012) due from NE.

All amounts in amounts receivable and accounts payable owing to or from related parties are non-interest bearing with no specific terms of repayment.

These transactions are in the normal course of business and are measured at the estimated fair value, which is the consideration established and agreed to by the noted parties.

9.        CONTINGENCIES AND COMMITMENTS

The Company’s remaining minimum payments under its office and equipment lease agreements in Canada and South Africa total approximately $3,157 to August 31, 2020. The Company also has commitments for Project 1 related insurance coverage totaling approximately $61 over the next fiscal year.

The Company’s project operating subsidiary, Maseve, is party to a long term 40MVA electricity supply agreement with South African power utility, Eskom. In consideration Maseve is to pay connection fees and guarantees totaling R142.22 million ($14,805 at November 30, 2013) to fiscal 2014. The Company has paid R59.22 million ($6,165 at November 30, 2013), therefore R83.00 million ($8,641 at November 30, 2013) of the commitment remains outstanding. These fees are subject to possible change based on Eskom’s cost to install. Eskom’s schedule to deliver power is also subject to potential for change.

Tenders for the primary mill components, mining development and equipment and other project expenditures have been adjudicated and orders have now been placed resulting in a commitment of R956 million ($100 million at November 30, 2013) over the next two years.

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

From period end the aggregate commitments are as follows:

Payments by period in Canadian Dollars
	< 1	1 – 3	4 – 5	> 5
	years	years	years	years	Total

Lease obligations	$303	$862	$967	$1,025	$3,157
ESKOM – power	1,562	7,079	-	-	8,641
Magalies water	14,705	-	-	-	14,705
Insurance contracts	61	-	-	-	61
Concentrator plant and surface infrastructure	19,781	3,073	-	-	22,854
Mining development	47,054	28,455	-	-	75,509
Mining equipment	1,084	62	-	-	1,146
	$84,550	$39,531	$967	$1,025	$126,073

The above contracts are subject to the following estimated break fees in the event of cancellation:

Concentrator plant and surface infrastructure	$15,110
Mining development	10,005
Mining equipment	1,013
Other property expenditures	5,427
$31,555

Break fees are estimated by means of contractual notice periods, work in progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

10.      SUPPLEMENTARY CASH FLOW INFORMATION

Net change in non-cash working capital:

Three months ended	November 30, 2013	November 30, 2012

Amounts receivable, prepaid expenses and other assets	$910	$2,797
Accounts payable and accrued liabilities	(860)	4
	$50	$2,801

11.      SEGMENTED REPORTING

The Company operates in one operating segment, that being exploration and development of mineral properties. Information presented on a geographic basis follows:

Assets

	November 30, 2013	August 31, 2013
Canada	$87,493	$115,328
South Africa	298,953	274,652
	$386,446	$389,980

Platinum Group Metals Ltd.
(An exploration and development stage company)
Notes to the condensed consolidated interim financial statements
For the three months ended November 30, 2013
(in thousands of Canadian dollars unless otherwise noted)

Substantially all of the Company’s capital expenditures are made in the South Africa; however the Company also has exploration properties in Canada.

Income (Loss) attributable to the shareholders of Platinum Group Metals Ltd.

Three months ended	November 30, 2013	November 30, 2012

Canada	$725	$(2,613)
South Africa	(278)	790
	$447	$(1,823)

12.      SUBSEQUENT EVENTS

The following events occurred subsequent to period end. These events and other non-material subsequent events may be mentioned elsewhere in these financial statements:

On December 9, 2013, the Company announced a bought deal financing for 148.5 million common shares of the Company at a price of $1.18 per share resulting in gross proceeds of $175.23 million. The offering closed December 31, 2013 with net proceeds to the Company after fees, commissions and costs of approximately $166 million.